

Mail Stop 3030

September 29, 2009

<u>Via U.S. Mail</u>

Mr. Donald W. Palette
Chief Financial Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

> **Re: Skyworks Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2008**
> **File No. 001-05560**

Dear Mr. Palette:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief